Mail Stop 3-8


      May 3, 2005


By Facsimile and U.S. Mail

Mr. Kenneth J. Cichocki
Senior Vice President of Finance and CFO
Home Interiors & Gifts, Inc.
1649 Frankford Road
W Carrollton, Texas 75007

		RE:	Home Interiors & Gifts, Inc.
			Form 10-K for the fiscal year ended December 31,
2004
			Filed March 23, 2005
			File No. 333-62021

Dear Mr. Cichocki:

	We have reviewed the responses in your letter dated April 25, 2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.

Form 10-K for the fiscal year ended December 31, 2004

Part IV, Item 15(a).  Financial Statements and Supplementary Data

Consolidated Statement of Shareholders` Deficit, page F-5

1. We have reviewed your response to prior comment 6. We do not believe that SAB Topic 3-C Question 1, which addresses changes in the carrying amount of redeemable preferred stock reported outside of stockholders` equity, is applicable to the $15.3 million premium paid in excess of liquidation value of the Company`s 12.5% Senior Convertible Preferred Stock reported within stockholders` equity. We assume that since there were no issued and outstanding preferred shares as of December 31, 2004 that the convertible preferred stock that you purchased was retired.  When stock is retired an excess of
purchase price over par or stated value may be allocated between capital surplus and retained earnings. The portion of the excess allocated to capital surplus should be limited to the sum of (a) all capital surplus arising from previous retirements and net gains on sales of treasury stock of the same issue and (b) the pro rata portion of capital surplus paid in, voluntary transfers of retained earnings, capitalization of stock dividends, etc., on the same issue.
Refer to paragraph 12 of APB 6.   Also, we understand that you do
not
present an earnings per share figure, however, we believe the guidance in EITF Topics D-42 and D-53 applies with regard to the classification of the redemption premium. Please advise.

2. It also does not appear that SAB Topic 3-C Question 1 is applicable to the $29.5 million preferred stock dividends paid. Typically, dividends are charged to retained earnings, unless legally declared out of additional paid in capital, even if those earnings are insufficient to cover them. If preferred stock dividends were legally declared out of additional paid in capital, please clarify for us, or tell us why your accounting is appropriate. Please advise.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed supplemental response letters greatly facilitate our review. Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

		If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.
In
his absence, questions may be directed to me at (202) 551-3843.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief

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Mr. Kenneth J. Cichocki
Senior Vice President of Finance and CFO
Home Interiors & Gifts, Inc.
May 3, 2005
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